

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Jason Judd
Chief Financial Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

     Re: Express, Inc.
         Form 10-K for the Fiscal Year Ended January 29, 2022
         Filed March 24, 2022
         File No. 001-34742

Dear Mr. Judd:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services